FORM 27

MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer:

Paramount Energy Trust

500, 630 – 4th Avenue SW

Calgary, Alberta T2P 0J9

ITEM 2 Date of Material Change:

January 18, 2005

ITEM 3 News Release:

A news release was issued on January 18, 2005.

Item 4 Summary of Material Change:

Paramount Energy Trust (“PET" or the “Trust) (TSX – PMT.UN) is pleased to announce that its distribution to be paid on February 15, 2005 in respect of income received by PET for the month of January 2005, for Unitholders of record on January 31, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is January 27, 2005. This 10 percent increase is reflective of the gas over bitumen financial solution recently announced by the Trust.

Item 5 Full Description of Material Change:

Paramount Energy Trust is pleased to announce that its distribution to be paid on February 15, 2005 in respect of income received by PET for the month of January 2005, for Unitholders of record on January 31, 2005, will be $0.22 per Trust Unit. The ex-distribution date is January 27, 2005. This 10 percent increase is reflective of the gas over bitumen financial solution recently announced by the Trust.

“We are pleased to be able to flow through the benefits of the gas over bitumen financial solution to our Unitholders.” said Sue Riddell Rose, President and Chief Operating Officer of the Trust.  “Our commitment throughout the past eighteen months has been to do whatever possible to restore the value of our Trust Units. Today’s distribution increase represents ultimate accountability to our Unitholders on this issue.”

Cumulative distributions paid since the inception of the Trust to-date are $5.284 per Trust Unit, representing a return of approximately 105 percent in the form of distributions alone on the Trust’s February 2003 Rights Offering which was priced at $5.05 per Trust Unit.

Furthermore, PET expects that monthly cash distributions will be maintained at $0.22 per Trust Unit in respect of production for the remainder of the first quarter of 2005.  PET estimates that this level of monthly distributions of $0.22 per Unit per month will be sustainable for the foreseeable future, based upon the Trust’s current hedges and the forward market for natural gas prices, however distributions are subject to change as dictated by actual conditions.

ITEM 6 Filing on a Confidential Basis:

Not applicable

ITEM 7 Omitted Information:

None

ITEM 8 Senior Officers:

Susan L. Riddell Rose, President and Chief Operating Officer

Gary C. Jackson, Land, Legal and Acquisitions

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 18 day of January 2005.

PARAMOUNT ENERGY TRUST

“Signed”

Cameron R. Sebastian, Vice President, Finance

& Chief Financial Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.